

August 16, 2010

David P. Phillips
Chief Financial Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, Florida 33811

    Re: **Publix Super Markets, Inc.**
               Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009
               Filed February 26, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed March 11, 2010
               File No. 000-00981

Dear Mr. Phillips:

We have reviewed your responses and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10K for the Fiscal Year Ended December 26, 2009

Item 1. Business, page 1

1. We note your response to comment one in our letter dated June 23, 2010. Please also revise your disclosure to indicate, as you note in your response, that sales from all other lines of business combined represented less than five per cent of total company sales.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 13

2. We note your response to comment five in our letter dated June 23, 2010. Please provide us with your proposed revised disclosure.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Components of Executive Compensation, page 10

Incentive Bonus Plan, page 10

3. We note your response to comment ten in our letter dated June 23, 2010. We also note that Instruction 4 of Item 402(b) of Regulation S-K indicates that the standard to apply in determining competitive harm is the same as would apply when a company requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. If you determine that disclosure would cause competitive harm applying the stated standard, please revise your disclosure to discuss how difficult it will be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please note that general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Finally, we note that in your response letter to the Staff dated December 20, 2007, you indicated that you would "include in [your] next proxy statement a disclosure regarding the degree of difficulty of receiving the two month target bonus for [your] named executive officers by providing a range of likelihood based on past experience." We have read your proxy statement, including the disclosure contained in the section "Incentive Bonus Plan" on pages 10 and 11, but it does not appear that you have included disclosure discussing the difficulty in achieving the target levels or other factors. Please revise or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director